FORM 11-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the fiscal year ended December 31, 2003

OR

[_]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934: For the transition period from to

Commission File No. 0-18166

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

State Financial Services Corporation
401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

State Financial Services Corporation
815 North Water Street
Milwaukee, Wisconsin 53202

See page 15 for the exhibit index.

The original of this report on file with the SEC consists of 15 pages.

REQUIRED INFORMATION

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.	The State Financial Services Corporation 401(k) Savings Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto is a copy of the most recent financial statements and schedule of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

23	Consent of Independent Registered Public Accounting Firm

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

State Financial Services Corporation
401(k) Savings Plan
Date: June 28, 2004	By: /s/ Daniel L. Westrope
Daniel L. Westrope
Senior Vice-President and Chief
Financial Officer

State Financial Services Corporation
401(k) Savings Plan

Financial Statements
and Supplemental Schedule

December 31, 2003 and 2002, and
year ended December 31, 2003

Report of Independent Registered Public Accounting Firm

Trustees
State Financial Services Corporation
   401(k) Savings Plan

We have audited the accompanying statements of assets available for benefits of State Financial Services Corporation 401(k) Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Chicago, Illinois
June 4, 2004

State Financial Services Corporation
401(k) Savings Plan

Statements of Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments, at fair value (Notes 2 and 3)	$6,512,975	$4,786,804
Loans to participants	90,576	114,401

Assets available for benefits	$6,603,551	$4,901,205

See accompanying notes.

State Financial Services Corporation
401(k) Savings Plan

Statement of Changes in Assets Available for Benefits

Year ended December 31, 2003

Additions:
Interest and dividends	$122,811
Net realized and unrealized appreciation in fair value of investments	1,710,623

1,833,434
Participant contributions	791,873

Total additions	2,625,307

Deductions:
Benefit payments	921,781
Expenses	1,180

Total deductions	922,961

Net increase	1,702,346
Assets available for benefits at beginning of year	4,901,205

Assets available for benefits at end of year	$6,603,551

See accompanying notes.

State Financial Services Corporation
401(k) Savings Plan

Notes to Financial Statements

December 31, 2003

1.   Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of State Financial Services Corporation (the Company) 401(k) Savings Plan (the Plan) have been prepared on the accrual basis.

Valuation of Investments

The mutual funds, common stock and money market funds are stated at fair value based on quoted market or redemption values on the last business day of the Plan year. Participant notes receivable are stated at outstanding principal balances, which approximate fair value.

Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.   Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description booklet for a more complete description of the Plan’s provisions. Copies are available from the plan administrator.

General

The Plan is a defined-contribution plan that covers substantially all of the Company’s employees meeting minimum eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

State Financial Services Corporation
401(k) Savings Plan

Notes to Financial Statements (continued)

2.   Description of the Plan (continued)

Contributions

Participants may elect to make voluntary contributions through payroll deductions in accordance with Internal Revenue Code (IRC) Section 401(k) up to 100% of their annual wages before bonuses and commissions, subject to certain limitations. The Company may elect to provide a base or matching contribution. No base or matching contributions were made in 2003 or 2002.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, Company contributions, if any, forfeitures and Plan earnings. Allocation of Plan earnings, which includes investment income, is based on account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

The Plan is intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provides that participants may choose to direct their contributions and account balances among one or a combination of the Plan’s several investment alternatives.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Company contributions vest 20% after two years and 20% for each year thereafter.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years. The loans are secured by the balance in the participant’s separate account and bear interest at a rate commensurate with local prevailing rates, as determined by the plan administrator. Principal and interest are paid ratably through periodic payroll deductions.

State Financial Services Corporation
401(k) Savings Plan

Notes to Financial Statements (continued)

2.   Description of the Plan (continued)

Forfeitures

Forfeitures are allocated to remaining participant accounts based on each participant’s relative compensation as compared to the total compensation of all participants.

Administrative Expenses

Administrative expenses are paid by the Company in accordance with the Plan’s provisions, except for investment advisory fees, which are paid by the Plan.

Payment of Benefits

On termination of service, a participant may elect payment of his or her account in a lump sum or in installment payments. In addition, a participant may apply for a distribution of all or a portion of his or her account prior to termination due to immediate and heavy financial needs of the participant, as defined by the IRC.

3.   Investments

The fair value of individual investments that represent 5% or more of the Plan’s assets is as follows:

	December 31
	2003	2002
Money market fund:
Cash Management Fund Trust	$787,705	$797,832
Mutual funds:
PIMCO StocksPlus Fund	551,877	461,907
American Balanced Fund	738,234	594,644
AIM Small Cap Growth Fund	390,622	270,055
PIMCO Total Return II Fund	*	262,656
Common stock:
State Financial Services Corporation	2,824,445	2,005,201
* Fair value of investment is less than 5% of the Plan's assets

State Financial Services Corporation
401(k) Savings Plan

Notes to Financial Statements (continued)

3.   Investments (continued)

During 2003, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Fair value as measured by quoted market price:
Common stock	$1,189,206
Mutual funds	521,417

$1,710,623

4.   Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, all accounts become fully vested and the net assets of the Plan are to be allocated to the participants on the basis of their individual account balances.

5.   Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 10, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.   Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

State Financial Services Corporation
401(k) Savings Plan

Employer Identification Number 39-0634230
Plan Number 002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issue and Description of Investment	Number of Shares	Current Value
Money market funds:
Schwab Money Market Fund	40,672	$40,672
Cash Management Fund Trust	787,705	787,705
Mutual funds:
AIM Small Cap Growth	15,193	390,622
American Balanced Fund	42,697	738,234
American Funds Euro Pacific Growth Fund	2,313	69,862
Fidelity Advantage Strategic Income	6,050	70,304
American Funds Growth Fund	11,002	269,996
PIMCO Renaissance	12,470	287,298
PIMCO Total Return II	27,700	285,866
PIMCO Stocks Plus	57,547	551,877
State Street Research Aurora	5,079	196,094

Common stock:
State Financial Services Corp*	106,342	2,824,445
Participant notes receivable, with various maturities
and interest rates ranging from 4% to 10.5%		90,576

		6,603,551

* Represents a party in interest to the Plan.

Exhibit Index

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm